February 18, 2015
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Notice of Disclosure Filed in the Annual Report on Form 10-K Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

To Whom it May Concern:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Hilton Worldwide Holdings Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the U.S. Securities and Exchange Commission on February 18, 2015.
Very truly yours,

HILTON WORLDWIDE HOLDINGS INC.

By:	/s/ Kristin A. Campbell
Name:	Kristin A. Campbell
Title:	Executive Vice President and General Counsel